UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SP Plus Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78469C103

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

February 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78469C103		13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,464,881

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,464,881

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,881

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 78469C103		13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 667,459

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 667,459

11	Aggregate Amount Beneficially Owned by Each Reporting Person 667,459

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78469C103		13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 797,422

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 797,422

11	Aggregate Amount Beneficially Owned by Each Reporting Person 797,422

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78469C103		13D

1	Name of Reporting Person. P2 Capital Master Fund XII, L.P. I.R.S. Identification No. of Above Person (Entities Only). 81-3876089

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78469C103		13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,464,881

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,464,881

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,881

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.4%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed October 11, 2019, by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”) , P2 Capital Master Fund XII, L.P., a Delaware limited partnership (“Master Fund XII” and, together with Master Fund I and Master Fund VI, the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced by the following:

The source of funds for the purchases of the Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

As of February 10, 2020, Master Fund I had invested $21,738,029 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $28,108,941 (excluding brokerage commissions) in the Shares of the Issuer, and Master Fund XII had invested $0 (excluding brokerage commissions) in the Shares of the Issuer.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on February 10, 2020, Master Fund I beneficially owned an aggregate of 667,459 Shares, representing approximately 2.9% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 797,422 Shares, representing approximately 3.5% of the outstanding Shares, and Master Fund XII beneficially owned an aggregate of 0 Shares, representing 0.0% of the outstanding Shares.  As of the close of business on February 10, 2020, each of the Manager and Mr. Moller may be deemed to beneficially own 1,464,881 Shares, in the aggregate, which represented approximately 6.4% of the outstanding Shares.  All percentages set forth in this paragraph are based on 22,948,766 Shares of Common Stock, $0.001 par value per share outstanding (as of October 30, 2019), which number of Shares is based upon the number of shares of Common Stock, $0.001 par value per share reported as outstanding at October 30, 2019 in the Issuer’s Report on Form 10-Q filed on October 31, 2019 for the quarter ended September 30, 2019.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Master Fund I, Master Fund VI and Master Fund XII each disclaim beneficial ownership of the Shares held directly by the others.

(c) Except as set forth above or in Schedule I, no Reporting Person has effected any transaction in the Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND VI, L.P.

By:	P2 Capital Partners, LLC,		By:	P2 Capital Partners, LLC,
	as Investment Manager			as Investment Manager

	By:	s/Claus Moller		By:	s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL MASTER FUND XII, L.P.			P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
	as Investment Manager		By:	s/Claus Moller
Name: Claus Moller
	By:	s/Claus Moller		Title: Managing Member
Name: Claus Moller
Title: Managing Member

CLAUS MOLLER

s/Claus Moller

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock, $0.001 par value per share effected during the past sixty (60) days by any of the Reporting Persons.  The transactions occurred on the open market and the reported price per share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund I

Number of Shares Purchased/(Sold)	Price Per Share	Date
9,588	43.3855	2/6/20
9,437	43.6381	2/7/20
4,134	43.5079	2/10/20

Shares Purchased/(Sold) by Manager on behalf of Master Fund VI

Number of Shares Purchased/(Sold)	Price Per Share	Date
33,194	40.6441	1/27/20
15,000	41.3175	1/28/20
25,000	41.5240	1/29/20
18,497	41.6172	1/30/20
40,000	41.7678	1/31/20
29,484	42.4970	2/3/20
17,019	42.7505	2/4/20
23,564	42.6184	2/5/20
5,563	43.6381	2/7/20
5,169	43.5079	2/10/20